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                          September 21, 2023

       Chee Leng
       Chief Operating Officer
       noco-noco Inc.
       4 Shenton Way
       #04-06 SGX Centre II
       Singapore 068807

                                                        Re: noco-noco Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed September 19,
2023
                                                            File No. 333-274574

       Dear Chee Leng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Meng Ding